Filed Pursuant to Rule 433

Registration Statement (No. 333-268084)

March 20, 2025

NiSource Inc.

$750,000,000 5.850% Notes due 2055

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated March 20, 2025)

Issuer:	NiSource Inc.

Security:	5.850% Notes due 2055 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size:	$750,000,000

Public Offering Price:	99.746% of the principal amount

Maturity Date:	April 1, 2055

Benchmark Treasury:	4.500% due November 15, 2054

Benchmark Treasury Price/Yield:	98-28+ / 4.568%

Spread to Benchmark Treasury:	T+130 basis points

Yield to Maturity:	5.868%

Optional Redemption Terms:

Make-whole call at any time prior to October 1, 2054 (the “Par Call Date”) at a redemption price equal to the greater of: (1)(a) 20 basis points spread over the applicable Treasury Benchmark (calculated to the Par Call Date) less (b) interest accrued to the date of redemption and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Callable on or after the Par Call Date at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Coupon:	5.850%

Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2025

Initial Interest Accrual Date:	March 27, 2025

Format:	SEC Registered

Transaction Date:	March 20, 2025

Expected Settlement Date**:	March 27, 2025 (T+5)

CUSIP/ISIN:	65473P AU9 / US65473PAU93

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. KeyBanc Capital Markets Inc. Wells Fargo Securities, LLC

Senior Co-Manager:	Huntington Securities, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the Notes against payment for the Notes on or about March 27, 2025, which will be the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next three succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at (888) 603-5847, BofA Securities, Inc., toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, KeyBanc Capital Markets Inc., toll-free at (866) 227-6479 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.